Filed Pursuant to Rule 433 Registration No. 333-190038

ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to the S&P Oil & Gas Exploration & Production Select Industry Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	S&P Oil & Gas Exploration & Production Select Industry Index (Bloomberg symbol: “SPSIOP”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$14.10 to $14.50] per unit, a [41% to 45%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000110465916118184/a16-10311_12fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•     Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any resolution measure is exercised, you may lose your entire investment.

•     Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•     The securities included in the Market Measure are concentrated in a single sector, the oil and gas sector.  An investment in the notes involves risks associated with the oil and gas sector, including, among others, the risk that stocks of companies in the oil and gas sector are subject to swift price fluctuations.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.